140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

LATHAM & WATKINS LLP	FIRM / AFFILIATE OFFICES
	Abu Dhabi	Munich
	Barcelona	New Jersey
	Brussels	New York
	Chicago	Northern Virginia
	Doha	Orange County
	Dubai	Paris
	Frankfurt	Rome
	Hamburg	San Diego
	Hong Kong	San Francisco
	London	Shanghai
	Los Angeles	Silicon Valley
	Madrid	Singapore
	Milan	Tokyo
	Moscow	Washington, D.C.

April 13, 2009

VIA EDGAR, UPS AND FACSIMILE—(202) 772-9202

Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director Ramin Olson, Attorney-Advisor John Fieldsend, Attorney-Advisor James Allegretto, Senior Assistant Chief Accountant Sarah Rottman, Assistant Chief Accountant
    Re:
    OpenTable, Inc.
    Registration Statement on Form S-1 (Registration No. 333-157034)

Ladies and Gentlemen:

        On behalf of OpenTable, Inc. (the "Company" or "OpenTable"), we are hereby filing Amendment No. 2 ("Amendment No. 2") to the Company's above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the "Commission") on January 30, 2009 (the "Registration Statement"). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 2, three of which have been marked to show changes from the prior filing of the Registration Statement.

        Amendment No. 2 has been revised to reflect the Company's responses to the comments received by facsimile on March 31, 2009 from the staff of the Commission (the "Staff"). For ease of review, we have set forth below each of the numbered comments of your letter and the Company's responses thereto. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted below.

Prospectus Summary, page 1

  1.
  We note your response to comment five in our letter dated February 27, 2009. Please revise the term "solution" in your summary and replace it with a plain English description of the products and services you provide. Alternatively, please include an explanation of what "solution" means in the context in which you use this term.

    Response:    The Company has revised the disclosure on page 1 in response to the Staff's comments.

  2.
  We note your response to comment six in our letter dated February 27, 2009. Please file on EDGAR as correspondence the supplemental information you provided us in response to this comment.

    Response:    The Company acknowledges the Staff's comment and has filed the supplemental information provided in response to this comment on EDGAR as correspondence. The Company advises the Staff that the supplemental information filed is specific to the Company's statement that "based on…internal estimates…there are approximately 30,000 reservation-taking restaurants in North America that seat approximately 600 million diners."

Risk Factors, page 9

  3.
  We note your responses to comments 9 and 10 in our letter dated February 27, 2009. In addition to the revisions you have made already, please disclose in the last risk factor on page 15 the "interdisciplinary expertise" of your personnel and identify the "senior management" and "key employees" upon which you are dependent. Also, please separate the first full risk factor on page 19 into multiple risk factors because that risk factor discusses separate and distinct risks, including the risks that you might not be able to secure additional debt or equity financing in a timely manner, existing shareholders could suffer significant dilution if you secure additional debt or equity financing, and the tightening of the credit markets may negatively impact your access to short-term debt. Finally, please revise your second risk factor on page 19 or combine it with the last risk factor on page 17 so these risk factors are not repetitive.

    Response:    The Company has revised the disclosure on pages 15, 16, 17, 18 and 19 in response to the Staff's comments.

Liquidity and Capital Resources, page 50

  4.
  We note your response to comment 16 in our letter dated February 27, 2009. Also, we note that you have deleted your statement that you expect capital expenditures and international expansion efforts to utilize more cash than recent historical periods. Please tell us, with a view to disclosure, whether you no longer expect your capital expenditures and international expansion efforts to utilize more cash than recent historical periods. If so, in your response, please tell us why you no longer expect this to be true. If not, please revise your disclosure to state this expectation and to include your estimated amount of capital expenditures and international expansion costs for the upcoming fiscal year and specifically state the sources of cash you expect to utilize.

    Response:    The Company acknowledges the Staff's comment. The Company deleted the statement that it expects capital expenditures and international expansion efforts to utilize more cash than recent historical periods because, upon further analysis and review of the Company's internal forecasts, the Company does not believe the disclosure is meaningful to investors and could potentially be misleading for the following reasons. With regard to capital expenditures, while the Company believes future capital expenditures may exceed the average yearly expenditures of recent historical periods, the Company does not anticipate that any such increase will be significant. With regard to international expansion efforts, at this time the Company does not have the ability to determine with a level of certainty appropriate for disclosure whether associated cash expenditures will increase or decrease, and, furthermore, the Company believes that any increase in such expenditures would be offset to a certain degree by increasing revenues from its international operations. Accordingly, the Company believes it best to delete the disclosure.

Business, page 54

  5.
  We note your response to comment 17 in our letter dated February 27, 2009. In your new disclosure, you state that for the 12 months ended December 31, 2007 and 2008, your subscription revenues accounted for 55% and 54% of your total revenues, respectively, and your reservation revenues accounted for 41% and 41% of your total revenues, respectively. Please disclose how you generated your remaining revenues for these periods.

    Response:    The Company has revised the disclosure on page 54 in response to the Staff's comments.

Consolidated Statements of Stockholders' Equity and Comprehensive....page F-6

  6.
  Reference is made to your disclosure on page F-26 that 714,729 stock options were exercised in fiscal 2008 at a weighted average exercise price of $0.15. In this regard, please explain to us why you recorded a $1,453,000 credit to equity upon the exercise of these options, which suggests a weighted average exercise price of approximately $2.00.

    Response:    The Company supplementally advises the Staff that the $1,453,000 from the issuance of common stock upon exercise of employee stock options (common stock and additional paid-in capital) shown on page F-6 is comprised of two components. The first component of $1,376,000 relates to the vesting of shares exercised in prior periods which were unvested at the time of exercise. When these shares were initially exercised, the proceeds related to the unvested portion were recorded within accrued liabilities as a deposit on unvested shares. As these shares vest, the funds are reclassified from liabilities to equity (common stock and paid-in capital) and at that point are reflected in our Consolidated Statement of Cash Flows as a non-cash investing and financing activity. The second component of $77,000 represents proceeds from the exercise of vested stock options during 2008.

        In regards to the 714,729 options exercised in 2008 and disclosed on page F-26, the total proceeds received were $105,000 (which is a weighted average of $0.15 per share). However, as noted above, only $77,000 of this amount related to vested options, with the balance of $28,000 related to shares which were unvested at the time of exercise, and therefore properly classified as an accrued liability upon exercise.

Consolidated Statements of Cash Flows, page F-7

  7.
  We note your response to comment 30 in our letter dated February 27, 2009. Please tell us where the income tax benefit from employee stock option exercises that resulted in a credit to additional paid in capital is classified on your statement of cash flows. Refer to paragraphs 19.e and 23.c of SFAS 95.

    Response:    The Company supplementally advises the Staff that the income tax benefit from employee stock option exercises was classified as an operating activity cash outflow in accordance with paragraph 23.c of SFAS 95 and a financing activity cash inflow in accordance with paragraph 19.e of SFAS 95. As the amount was not considered significant for separate disclosure (approximately $85,000), the amount was combined with deferred taxes in the operating activity section of the 2007 Consolidated Statement of Cash Flows and combined with proceeds from exercise of stock options in the financing section of the Consolidated Statement of Cash Flows.

Note 5.  Line of Credit, page F-19

  8.
  We note your response to comment 34 in our letter dated February 27, 2009. Please tell us the effective conversion price and show us your calculation. Also, please tell us the fair value of your common stock at the measurement date and whether this value was determined based on sales to independent third parties. Please indicate the timing of any third party sales in relation to the commitment date. Refer to Issue 13(b) of EITF 00-27.

    Response:    The Company supplementally advises the Staff that the effective conversion price of Series A preferred stock into common stock is $0.08 per share. As conversion into common stock is based on a one for one exchange, the effective conversion price is the same as the fair value of the Series A preferred stock. The fair value of the Series A preferred stock in June 2003 was determined to be $0.08 per share by reference to the Series A financing closed in February 2003 with independent third parties. As there were no third party transactions involving the Company's common stock near the measurement date in June 2003, the fair value of the Company's common stock of $0.02 was determined by management and the Company's board of directors.

Note 8.  Stockholders' Equity, page F-21

Common Stock to Repurchase, page F-21

  9.
  We note your response to comment 35 in our letter dated February 27, 2009. Please tell us the specific guidance in SFAS 123R that you relied upon in concluding that your accounting is appropriate. Please focus on the support for your view that the early exercise of options has no impact on the recognition of compensation cost. Additionally, please specify your basis for treating the proceeds of the exercise as a deposit and a liability and why repurchases of nonvested shares are treated as forfeitures. In short, a step by step analysis of SFAS 123 as it relates to options subject to repurchase would be helpful in understanding and concurring with your accounting.

    Response:    In concluding the appropriate accounting treatment for early exercised stock options, the Company relied upon footnote 56 of SFAS 123R and an analogous interpretation of Issue 33(b) of EITF Issue No. 00-23, which the Company believes is consistent with footnote 56 of SFAS 123R. The Company believes that given SFAS 123R's minimal guidance on this subject and the fact that it does not contradict or proactively modify the accounting as originally discussed in the superseded EITF No. 00-23, Issue 33(b), use of the guidance for analogy purposes is appropriate. Footnote 56 of SFAS 123R states, "Under some share option arrangements, an option holder may exercise an option prior to vesting (usually to obtain a specific tax treatment); however, such arrangements generally require that any shares received upon exercise be returned to the entity (with or without a return of the exercise price to the holder) if the vesting conditions are not satisfied. Such an exercise is not substantive for accounting purposes."

        Paragraph 151 of EITF Issue No. 00-23 states, "The Task Force reached a consensus that the "early exercise" of options is not considered to be a substantive exercise for accounting purposes when the strike price of the employer call option is equal to the original exercise price of the option. Rather, the cash paid for the exercise price is considered a deposit or a prepayment of the exercise price that should be recognized by the employer as a liability. The employer is expected to exercise the repurchase right when the employee terminates, regardless of whether the stock price is greater than or less than the exercise price at the date the employee terminates. Because the options are not deemed exercised and the option shares are not considered issued until an employee bears both the risks and rewards of share ownership, the Task Force concluded that the receipt of the exercise price should be recognized as a liability. The options should only be accounted for as exercised when the employer's repurchase right lapses (that is, the employee is vested in the award). In addition:

          a.     The contingent repurchase provision (that is, the call option) held by the employer is a forfeiture provision that preserves the original vesting schedule with respect to an employee's ability to benefit from the rewards of share ownership if the call option (1) expires at the end of the original vesting period for the stock option award, (2) becomes exercisable only if a termination event occurs that would have caused the stock option award to be forfeited, and (3) has a strike price equal to the employee's exercise price.

          b.     A modification of a fixed stock option award to permit "early exercise" does not represent the acceleration of vesting because the options are not deemed exercised for accounting purposes.

          c.     Because the options are not considered exercised for accounting purposes, the shares "issued" are not considered outstanding. Therefore, shares issued upon "early exercise" are also not considered outstanding for purposes of computing basic EPS."

        Given the above guidance, the Company believes its treatment of early exercised unvested options as a liability that is then reclassified to equity upon vesting is appropriate. There is no impact on the recognition of compensation costs for these options, as the early exercise of these options is not considered to be substantive for accounting purposes under footnote 56 of SFAS 123R, and therefore compensation cost is recognized as if the early-exercised options were still outstanding. In addition, as these options are considered outstanding options until vested for purposes of recording compensation cost, any early exercised shares repurchased by the Company are considered a forfeiture of a stock option prior to its vesting.

Preferred Stock, page F-22

  10.
  We note your response to comment 36 in our letter dated February 27, 2009. Please tell us the effective conversion price and the fair value of your common stock at the date of issuance and how you determined the amounts. Refer to EITFs 98-5 and 00-27.

    Response:    The Company supplementally advises the Staff that the effective conversion price for Series A preferred stock is $0.08 and for Series B preferred stock is $0.55. As the conversions into common stock are based on a one for one exchange, the effective conversion prices are the same as the fair value of the Series A and Series B preferred stock at date of issuance. The fair values of the Series A and Series B preferred stock were determined by reference to separate rounds of financing with independent third parties closed in February 2003 and October 2004, respectively. The fair value of the Company's common stock at the measurement dates in June 2003 and October 2004 was $0.02 and $0.12, respectively, as determined by management and the Company's board of directors (since there were no third party transactions near those dates).

*****

        Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ PATRICK A. POHLEN Patrick A. Pohlen of LATHAM & WATKINS LLP

Enclosures

cc:
Jeffrey D. Jordan, OpenTable, Inc.
Matthew Roberts, OpenTable, Inc.
Kathleen M. Wells, Esq., Latham & Watkins LLP
Connie Y. Chen, Esq., Latham & Watkins LLP